July 14, 2006

Via Facsimile and U.S. Mail

Ms. Angela Crane

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:   Greatbatch, Inc.

Form 10-K for the year ended December 30, 2005

Form 10-Q for the quarter ended March 31, 2006

File No. 1-16137

Dear Ms. Crane:

Set forth below are the responses of Greatbatch, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission contained in the letter to me, Mr. Thomas Mazza, dated July 7, 2006, a copy of which is annexed hereto as Exhibit A.

For your convenience, we have provided copies of your comments with our responses.

General

Staff Comment

1.

We note you did not include in your response letter dated June 26, 2006, the three acknowledgements requested in response to our June 14, 2006 comment letter. Please provide all three acknowledgements in the form previously requested.

Company Response

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended December 30, 2005 and Form 10-Q for the quarter ended March 31, 2006;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Angela Crane

United States Securities and Exchange Commission

Form 10-K for the year ended December 30, 2005

Staff Comment

Note 1. Description of Business, page 54

2.

Please refer to comment 1. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended.

Company Response

We will revise future filings to include financial statements that correctly present the actual dates on which our fiscal periods end.

We have endeavored to reply to your comments as completely as possible in the above submission.  Should you have any questions, please do not hesitate to contact me at 716-759-5607

Sincerely,

/s/ Thomas J. Mazza

Thomas J. Mazza

Senior Vice President &

Chief Financial Officer

Enclosures